82-34899

TORYS LLP

NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
dmiller@torys.com

SUPPL

July 13, 2005

By Courier

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ms. Mary Cascio


05009732

Dear Ms. Cascio:

Re: Rockyview Energy Inc.
Submission Pursuant to Rule 12g3-2(b) (File No.: Not Yet Received)

On behalf of our client, Rockyview Energy Inc. (the "Company"), and further to our telephone conversation of July 12, 2005, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's:

1. Material Change Report, dated June 22, 2005.
2. News Release, dated June 22,2005.
3. Notice of Change in Corporate Structure, dated June 27, 2005
4. Registration Statement for Name Change.
5. Certificate of Incorporation, dated April 12, 2005.
6. Registration Statement for Incorporation.
7. General By-Law - By-Law No. 1.
8. Certificate of Amendment, dated April 28, 2005

As the Company's exemption number has not yet been received, the exemption number does not appear on the included documents. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Sincerely,

Daniel M. Miller

Enclosure

cc (without enclosure): Steven Cloutier
Rockyview Energy Inc.
Nancy Penner
Jim Thomson
Parlee McLaws LLP

dlw 7/15

5547118.1
05265-2002

CORPORATE ACCESS NUMBER: 2011639248

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

1163924 ALBERTA INC.
CHANGED ITS NAME TO **ROCKYVIEW ENERGY INC.** ON 2005/04/28.


REGISTRAR OF
CORPORATIONS

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

Rockyview Energy Inc. ("**Rockyview**")
2100, 144 - 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

2. **Date of Material Change:**

June 21, 2005.

3. **News Release:**

A press release disclosing the details discussed in this Material Change Report was jointly issued by Rockyview and APF Energy Trust ("**APF**") on June 21, 2005 and disseminated through the facilities of a recognized news wire service.

4. **Summary of Material Change:**

APF and Rockyview announced that APF's unitholders approved APF's plan of arrangement and related transactions respecting the creation of Rockyview and the merger with StarPoint Energy Trust ("**StarPoint**"). APF also received the approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals in respect of the plan of arrangement. The plan of arrangement was completed and was effective on June 21, 2005. At their election, APF unitholders received 0.167 of a Rockyview common share for each APF unit held.

The Rockyview common shares have been conditionally approved for listing on the Toronto Stock Exchange under the symbol "RVE" and it is anticipated that trading in such shares will commence on or about June 24, 2005.

5. **Full Description of Material Change:**

APF and Rockyview announced that APF's unitholders approved APF's plan of arrangement and related transactions respecting the creation of Rockyview and the merger with StarPoint. APF also received the approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals in respect of the plan of arrangement. The plan of arrangement was completed and was effective on June 21, 2005. At their election, APF unitholders received 0.167 of a Rockyview common share for each APF unit held.

As a result of the completion of the plan of arrangement and the initial private placement of units of Rockyview for gross proceeds of $8 million, Rockyview currently has outstanding approximately 12 million common shares, 913,149 common share purchase warrants (each of which entitles the holder to acquire one common share of Rockyview at an exercise price of $5.26 per share until February 21, 2008) and options to purchase 922,502 common shares at an exercise price of $4.38 per share until June 21, 2010.

The Rockyview common shares have been conditionally approved for listing on the Toronto Stock Exchange under the symbol "RVE" and it is anticipated that trading in such shares will commence on or about Friday, June 24, 2005.

The Rockyview team will be lead by APF's senior management, including Steve Cloutier (President and Chief Executive Officer), Alan MacDonald (Vice President, Finance and Chief Financial Officer), Daniel Allan (Chief Operating Officer), Wayne Geddes (Vice President, Land) and Howard Anderson (Vice President, Engineering).

The board of directors of Rockyview is comprised of Martin Hislop (Chairman), Nancy Penner, John Howard, Scott Dawson and Steve Cloutier.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of Rockyview who is knowledgeable of the material change and this report is:

Alan MacDonald, Vice-President, Finance and Chief Financial Officer

Telephone: (403) 294-1000
Facsimile: (403) 294-1010

9. Date of Report:

This report is dated June 22, 2005.

cc: Toronto Stock Exchange

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.


APF ENERGY


Rockyview Energy

JOINT NEWS RELEASE

APF ENERGY TRUST UNITHOLDERS APPROVE CREATION OF ROCKYVIEW ENERGY INC. AND MERGER WITH STARPOINT ENERGY TRUST

Junior exploration company to produce 1,000 barrels of oil equivalent per day, while merged trust to have a $2 billion enterprise value

Calgary, Alberta, June 21, 2005 - APF Energy Trust (AY.UN, AY.DB – TSX) ("APF") and Rockyview Energy Inc. ("Rockyview") jointly announced today that APF's unitholders approved APF's plan of arrangement and related transactions respecting the creation of Rockyview and the merger with StarPoint Energy Trust ("StarPoint"). APF also received the approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals regarding the plan of arrangement. The plan of arrangement was completed today and is effective immediately. At their election, APF unitholders received 0.167 of a Rockyview common share for each APF unit held.

Rockyview Energy Inc.

Pursuant to the plan of arrangement, Rockyview acquired approximately 1,000 barrels of oil equivalent per day ("boe/d") of high quality production in the Wood River area of south-central Alberta, together with 55,000 net undeveloped acres of land prospective for both conventional production and coalbed methane. The Rockyview team will be lead by APF's senior management, including Steve Cloutier (President and Chief Executive Officer), Alan MacDonald (Vice President, Finance and Chief Financial Officer), Daniel Allan (Chief Operating Officer), Wayne Geddes (Vice President, Land) and Howard Anderson (Vice President, Engineering).

The Rockyview common shares have been conditionally approved for listing on the Toronto Stock Exchange under the symbol "RVE" and it is anticipated that trading in such shares will commence on or about Friday, June 24, 2005.

As a result of the completion of the plan of arrangement and the initial private placement of units of Rockyview for gross proceeds of $8 million, Rockyview currently has outstanding approximately 12 million common shares, 913,149 common share purchase warrants (each of which entitles the holder to acquire one common share of Rockyview at an exercise price of $5.26 per share until February 20, 2008) and options to purchase 922,502 common shares at an exercise price of $4.38 per share until June 20, 2008.

The board of directors of Rockyview is comprised of Martin Hislop (Chairman), Nancy Penner, John Howard, Scott Dawson and Steve Cloutier.

Merger with StarPoint Energy Trust

In a separate vote, the unitholders of APF approved APF's merger with StarPoint (the "Merger"). Together with StarPoint's recently announced purchase of an additional $392 million of assets from EnCana Corporation (the "EnCana Transaction"), the combined trust will have an estimated 2005 exit production rate in excess of 31,500 boe/d, and an enterprise value of approximately $2 billion. The combined trust will continue under the StarPoint name and will be led by the existing StarPoint management team. Martin Hislop and Steve Cloutier, APF's current

Chief Executive Officer and President, respectively, will join the StarPoint board of directors upon completion of the Merger.

The Merger will be effective June 27, 2005. On that date, APF unitholders will receive 0.63 of a StarPoint unit for each APF unit held.

July Distribution and APF Distribution Re-Investment Plan

As a result of the Merger, APF will not be declaring a June distribution, payable July 15, 2005. StarPoint has set a record date of June 30, 2005 for its next distribution, with an ex-distribution date of June 28, 2005. Accordingly, APF unitholders whose units will be converted into units of StarPoint on June 27, 2005, will receive the $0.21 per unit StarPoint distribution on July 15, 2005.

APF also will be suspending its Premium Distribution, Distribution Reinvestment and Option Unit Purchase Plan (the "APF DRIP") immediately. Individuals enrolled in the APF DRIP who would like to enrol in the StarPoint DRIP should contact their investment advisor.

For further information contact:

APF Energy Trust

Steve Cloutier, President
Alan MacDonald, Vice President, Finance and CFO
Christine Ezinga, Corporate Planning Analyst
Tel: (403) 294-1000 Fax (403) 294-1010
Email: invest@apfenergy.com

Rockyview Energy Inc.

Steve Cloutier, President and CEO
Alan MacDonald, Vice President, Finance and CFO
Tel: (403) 294-1000 Fax (403) 294-1010
Email: invest@rockyviewenergy.ca

StarPoint Energy Trust

Paul Colborne, President and CEO
Brett Herman, Vice President, Finance and CFO
Tel: (403) 268-7800 Fax (403) 263-3388
Email: info@spnenergy.com

Reader Advisory

Forward Looking Statements – Certain information regarding APF, Rockyview and StarPoint set forth in this joint news release, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond APF's, Rockyview's and StarPoint's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of reserve estimates, currency fluctuations and the timing of listing of shares. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this joint news release.



Reply to: James L. Kidd
Direct Phone: (403) 260-0181
Direct Fax: (403) 260-0332
jlk@bdplaw.com

Assistant: Brenda Long
Direct Phone: (403) 260-5743
Our File: 62118-1

DELIVERED VIA SEDAR

June 27, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec

Dear Sirs/Mesdames:

Re: APF Energy Trust and Rockyview Energy Inc. – Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102 – *Continuous Disclosure Obligations*, notice of the following is hereby given on behalf of each of APF Energy Trust ("**APF Trust**") and Rockyview Energy Inc. ("**Rockyview**").

Names of the Parties to the Transaction

On June 21, 2005, APF Trust, the unitholders of APF Trust (the "**APF Unitholders**"), APF Energy Inc. ("**APF Inc.**"), Rockyview Energy Inc. ("**Rockyview**") and 1163947 Alberta Inc. ("**1163947**") completed a plan of arrangement pursuant to Section 193 of the *Business Corporations Act* (Alberta) (the "**Arrangement**") and on June 27, 2005 APF Trust and StarPoint Energy Trust ("**StarPoint**") completed a business combination (the "**Merger**").

Description of the Transaction

Pursuant to the Arrangement, each APF Unitholder who was resident of Canada for the purposes of the Income Tax Act received one (1) Warrant and one (1) APF Inc. Note for each APF Unit held, and each APF Unitholder who was Non-Resident received 17/20^{ths} of a Warrant, 17/20^{ths} of an APF Inc. Note and cash (which was withheld by APF Trust and remitted as provided for below) in the amount equal to the fair market value of 3/20^{ths} of a Warrant and 3/20^{ths} of the principal amount of an APF Inc. Note. APF Trust will remit to the Canada Revenue Agency on behalf of each APF Unitholder who was Non-Resident, cash withheld on account of their tax obligation under Part XIII.2 of the Income Tax Act.

Each APF Unitholder could elect to: (a) exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of their Warrants, or (b) not exercise their Warrants and retain their APF Inc. Notes. Where no election was made or where an election was not properly made, the holder of the APF Units was deemed to have elected to exercise their Warrants and direct that their APF Inc. Notes be tendered in payment of the exercise price of their Warrants.

After the completion of the Arrangement and on a post-consolidation basis: (a) each APF Unitholder who elected to exercise their Warrants received 1/6th of a Rockyview Share for each Warrant exercised, and (b)

BD&P 1400, 350-7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9 | Phone (403) 260-0100 Fax (403) 260-0332 www.bdplaw.com
Frank L. Burnet Q.C. (1890-1982) | Thomas J. Duckworth Q.C. Counsel | The Hon. W. Kenneth Moore, Q.C., LL.D. Counsel

each APF Unitholder who elected to retain their APF Inc. Notes received one (1) APF Inc. Note for each APF Unit deposited pursuant to this election.

Pursuant to the Merger, APF Unitholders received, in exchange for each APF Unit held by such APF Unitholder, 0.63 of a trust unit of StarPoint.

A proxy statement and information circular (the "**Information Circular**") dated May 20, 2005 detailing the Arrangement and Merger was mailed to the APF Unitholders on May 24, 2005 for a special meeting to be held on June 20, 2005 (the "**Meeting**"). In addition to the Arrangement, various other matters were approved by the APF Unitholders at the Meeting. Such matters included the approval of the stock option plan for Rockyview and the private placement of Units of Rockyview (each Unit being comprised of one Rockyview Share and one half of a Rockyview Warrant) to certain employees, contractors, officers and directors of Rockyview and to certain other placees for gross proceeds of $8 million.

Under the Arrangement, Rockyview received the Rockyview Assets from APF Inc. In addition, Rockyview obtained listing approval for the Rockyview Shares on the Toronto Stock Exchange (the "**TSX**"). The Rockyview Shares commenced trading on the TSX at the opening of the markets on June 24, 2005.

Capitalized terms used but not otherwise defined herein which are defined in the Information Circular have the meanings set out in the Information Circular.

For additional information in respect of the Arrangement and the Merger please refer to the Information Circular.

Effective Date of the Transaction

The effective date for the Arrangement was June 21, 2005 and the effective date for the Merger was June 27, 2005.

Reporting Issuers

Rockyview became a reporting issuer in British Columbia, Alberta, Saskatchewan, Ontario and Québec as a result of the Arrangement.

Date of First Financial Year End of New Reporting Issuer

The first financial year-end subsequent to the Arrangement is December 31, 2005.

Periods, Including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer's First Financial Year Subsequent to the Transaction

The following is a summary of Rockyview's financial reporting periods in its first financial year subsequent to the completion of the Arrangement:

1. Period ended June 30, 2005;

2. Three months ended September 30, 2005; and

3. Year ended December 31, 2005.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "James L. Kidd"

James L. Kidd

Name Change Alberta Corporation - Registration Statement

Service Request Number: 7246471
Corporate Access Number: 2011639248
Legal Entity Name: 1163924 ALBERTA INC.
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: ROCKYVIEW ENERGY INC.
New French Equivalent Name:
Nuans Number: 83135680
Nuans Date: 2005/04/11
French Nuans Number:
French Nuans Date:

Professional Endorsement Provided:
Future Dating Required:

Annual Return

No Records returned

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2005/04/12
Other Rules or Provisions	ELECTRONIC	2005/04/12

Registration Authorized By: ALAN MACDONALD
DIRECTOR

SHARE STRUCTURE
OF
1163924 ALBERTA INC.
(the "Corporation")

The Corporation is authorized to issue an unlimited number of shares, designated as Common Shares and an unlimited number of shares, designated as Preferred Shares.

1. Common Shares

There shall be attached to the Common Shares the following rights, privileges, restrictions and conditions, namely:

1.1 The holders thereof shall have the right to vote at any meeting of shareholders of the Corporation;

1.2 The holders thereof shall have the right to receive any dividend declared by the Corporation; and

1.3 The holders thereof shall have the right to receive the remaining property of the Corporation on its dissolution, liquidation, winding up or other distribution of its assets or property among its shareholders for the purpose of winding up its affairs.

The foregoing rights, privileges, restrictions and conditions are subject to the rights, privileges, restrictions and conditions attaching to any other class of shares now or hereafter created and expressed to rank in priority to the Common Shares.

2. Preferred Shares

There shall be attached to the Preferred Shares the following rights, privileges, restrictions and conditions, namely:

2.1 The Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the directors of the Corporation, who shall also determine by resolution passed before the issue of any Preferred Shares of each series the designation of the shares of such series and the rights, privileges, restrictions and conditions attaching thereto, including but without limiting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, conversion privileges, if any, and the conditions thereof, the redemption or purchase price and the terms and conditions of any redemption or purchase of such shares, if subject to redemption or purchase for cancellation, the terms

and conditions of any sinking fund or purchase fund, the amount or amounts to be paid on such shares upon any distribution of assets of the Corporation among its shareholders in the event of its liquidation, dissolution or winding-up, voting rights, if any, and restrictions, if any, respecting the payment of dividends on and the redemption and purchase of any shares ranking junior to the Preferred Shares.

2.2 The Preferred Shares of any series may be made subject to redemption or purchase for cancellation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the shares of that series, as determined before the issue thereof by resolution of the directors of the Corporation, provided that no such shares may be redeemed or purchased for cancellation at prices exceeding the redemption price stated in or calculated according to a formula stated in the terms of issue thereof.

2.3 The Preferred Shares shall be entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares with respect to payment of dividends and return of capital and the Preferred Shares of each series may also be given such other preferences over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares as may be determined before the issue thereof as hereinbefore provided.

2.4 The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and return of capital.

2.5 If any cumulative dividends or amounts payable on return of capital in respect of a series of Preferred Shares are not paid in full, the shares of all series of the same class shall participate rateably in respect of accumulated dividends and return of capital.

2.6 The holders of the Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at such meeting, except as provided in the Business Corporations Act or in the rights, privileges, restrictions and conditions attached to the Preferred Shares of any series before the issue thereof as hereinbefore provided.

2.7 The holders of the Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase any issue or part of any issue of shares of

the Corporation whether now or hereafter
authorized.

OTHER RULES OR PROVISIONS
OF
1163924 ALBERTA INC.
(the "Corporation")

1. The directors may, between annual meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

Articles Of Amendment

Business Corporations Act
Section 27 or 171

1. Name of Corporation	2. Corporate Access Number
1163924 ALBERTA INC.	2011639248

3. Item number 1 of the Articles of the above named corporation are amended in accordance with Section 173(1)(a) of the Business Corporations Act.

by changing the corporation's name to:

ROCKYVIEW ENERGY INC.



Authorized Signature

Alan MacDonald
Name of Person Authorizing (please print)

April 28, 2005
Date

Not Applicable
Identification
(not applicable for societies and non-profit companies)

Director
Title (please print)

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Research and Program Support, Box 3140, Edmonton, Alberta T5J 2G7, (780) 427-7013.

REG 3044 (2001/05)

1"THE PROVISION OF THE INFORMATION CONTAINED IN THIS REPORT IS SUBJECT TO THE TERMS AND CONDITIONS CONTAINED ON THE BACK HERE OF."

Industry Canada, NUANS ALBERTA — ACCUCA CXA V=42,04

? ROCKYVIEW ENERGY INC. — 83135680 ALBERTA — PAGE 1/6 2005A111

Name	Jurisdiction / Number / Type	Date
ROCKYVIEW ENERGY INC	AB 83135680 PROP.ACCUCA	2005A111
ROCKY VIEW ENERGY INC Same client	AB 83114522 PROP.ACCUCA	2005A108
ROCKY VIEW ENERGY INC Same client	AB 83135420 PROP.ACCUCA	2005A111
ROCKYVIEW ENGINEERING LIMITED	Ab 0202446761 ContBCA Ex1987Se08 *OldCpName	1980Ma26 2004No12
ROCKYVIEW DIESEL LTD	Ab 0208416065 1-9Drs	1999Au10 2004Au10
ROCKYVIEW ELECTRIC (1985) LTD	Ab 0203374632	1985Oc10 2005Mr31
ROCKYVIEW ELECTRIC ELECTRICIAN	Ab TN11009024 Trade_Name	2004A105 Commence
ROCKYVIEW INDUSTRIES INC	Ab 0205447253	1992Oc22 2004No16
ROCKYVIEW ELECTRONIC SERVICES AIRDRIE T4B 1T4	Ab TN4870044	1991Mr07 Trade_Name
ROCKYVIEW INTERIORS CALGARY T2X 2S2	Ab PT5516232	1993Ja15 Partnrship
ROCKYVIEW CONSULTANTS LTD	Ab 0202446761 New_Name ContBCA Nu1987Se08	1980Ma26 2004No12
ROCKYVIEW FURNACE AND GAS APPLIANCE SERVICE	Ab CRY067795	1982Oc05 Trade_Name
ROCKYVIEW DELIVERY IRRICANA	Ab TN7137706	1996Oc24 Trade_Name
ROCKYVIEW ENTERPRISES WINDOW CLEANING/MAIN	Ab TN10072254 Trade_Name Commence	2002Se12 Nu2002Se01
ROCKYVIEW TECHNOLOGY INC	Ab 0206492134 New_Name Nu1995Jn23	1995Mr31 2005Fe25
ROCKYVIEW WELLSITE SUPERVISION CALGARY T2P 2V6	Ab TN6654826	1995Au22 Trade_Name
ROCKYVIEW NUCLEAR TUBERS LTD	Ab 0209202712 1-7Drs	2001Fe16 2004Au20

Name	Reference	Date
ROCKYVIEW ELECTRIC LTD	Ab 0200916278 *Struck New_Name Nu1977De22	1976Jn08 1985Jl01
ROCKYVIEW DOOR GUYS LTD	Ab 2010505580 1-10Drs	2003Jn04 2004De07
ROCKYVIEW FARM	Ab CRY009578	1975Ja10 Trade_Name
ROCKYVIEW GAS CO-OP LTD	Ab 0220017586 Rur.Util	1973De18 2004Jl02
ROCKYVIEW WATER WELL DRILLING LTD	Ab 0203439492 New_Name Nu1993Ja29	1986Mr11 2005Mr07
ROCKYVIEW SIGN COMPANY SIGN MAKING AND DESI	Ab TN11376589 Trade_Name	2004No12 Commence
ROCKYVIEW WATER WELL DRILLING	Ab CRY014913	1976Se13 Trade_Name
ROCKYVIEW LANDSCAPING CALGARY T3E 1V5	Ab TN4363297	1989Ja22 Trade_Name
ROCKYVIEW PLUMBING & HEATING LTD	AB 82892689 PROP.ARVICAL	2005Mr14
ROCKYVIEW PLUMBING	Ab CRY039932	1980Ma08 Trade_Name
ROCKYVIEW FARM SERVICES CROSSFIELD T0M 0S0	Ab TN5135090	1991De13 Trade_Name
ROCKYVIEW PLUMBING & HEATING LTD	Ab 0204216683 New_Name	1990Ma08 2005Mr22
ROCKYVIEW SOFTWARE SOFTWARE DEVELOPMENT	Ab TN8817371 Trade_Name	2000Ma24 Commence
ROCKYVIEW AUTO WRECKERS	Ab CAL016111	1964Au21 Partnrship
ROCKYVIEW CARPET CLEANING CARPET CLEANING	Ab TN9852468 Trade_Name Commence	2002Al22 Nu2002Al15
ROCKYVIEW ROOFING	Ab CRY056300	1981Se25 Trade_Name
ROCKYVIEW PLUMBING AND HEATING (1990) CALGARY T3B 1G1	Ab TN4620415	1990Ma28 Trade_Name

==

Name	Jurisdiction / Number	Date
ROCKYVIEW PARK	Ab CRY013201	1976Mr26 Trade_Name
ROCKYVIEW CIVIL WORKS LTD	AB 82899788 PROP.BIZWHIZ	2005Mr15
ROCKYVIEW CIVIL WORKS LTD	Ab 2011623440 1-9Drs	2005Al05 2005Al10
ROCKYVIEW CONTRACTING INC	Ab 0205124183 Reviv 1-10Drs 2002Al30	1991De04 2005Mr01
ROCKY VIEW GLASS CALGARY T2E 6T7	Ab TN4573580	1990Mr22 Trade_Name
ROCKYVIEW INVESTMENTS LTD	Ab 0200249241 ContBCA 1985Al23	1959Al09 2004Al26
ROCKYVIEW CEMENT CONTRACTORS	Ab CRY004740	1972Oc26 Trade_Name
ROCKY VIEW GLASS & WINDOW LTD	Ab 0209849017 1-10Drs	2002Al19 2003Jl09
ROCKYVIEW CONTRACTING	Ab CRY102692	1985Mr13 Trade_Name
ROCKY VIEW GLASS & WINDOW GLASS & WINDOW INSTA	Ab TN9361015 Trade_Name Commence Nu	2001Ma25 2001Ma01
ROCRIVER INC ON	CD 6238963	2004Ma25
ROCKYVIEW ELITE TUBER LTD	Ab 0209203280 1-7Drs	2001Fe20 2004Jl20
ROCKYVIEW PAINTING & DECORATING PAINTING AND DECORAT	Ab TN9647298 Trade_Name Commence Nu	2001De12 2001No28
ROCKYVIEW LANDSCAPING	Ab CRY003810	1972Ma03 Trade_Name
ROCKYVIEW NURSERY LTD	Ab 0207399908	1997Ma15 2004Jn06
ROCKYVIEW ROAD WORK-EXCAVATION LTD	Ab 0207902065 1-7Drs	1998Jn23 2003No14
ROCKYVIEW FRAMING	Ab CRY140387	1987Jl03 Trade_Name

Name	Jurisdiction / Number / Type	Date
ROCKYVIEW RECYCLERS AND WASTE REMOVAL LTD	AB 81998303 PROP.TOWN	2004De02
ROCKYVIEW TOWING TOWING BROKEN & SMAS	Ab TN8048159 Trade_Name	1998Oc26 Commence
NORTH EAST ROCKY VIEW FIRE PROTECTION -ASSOCIATION;	- Ab 0500080064 Ab.Socty	1974Oc28 2003A103
ROCKYVIEW PROFESSIONAL CENTRE INC	Ab 0206338188 New_Name Nu2000Jn13	1994No29 2005Fe08
ROCKYVIEW RECYCLERS AND WASTE REMOVAL RECYCLING AND WASTE	Ab TN11415395 Trade_Name Commence	2004De07 Nu2004De01
ROCKYVIEW PROFESSIONAL WINDOW CLEANING WINDOW WASHING & EXT	Ab TN8848822 Trade_Name Commence	2000Jn14 Nu2000Jn13
ROCKYVIEW HOMES LTD	Ab 2010820476 1-10Drs	2003De18 2004No22
ROCKYVIEW REFRIGERATION & AIR CONDITIONING LTD	Ab 2011124241 1-15Drs	2004Jn16 2004Au24
ROCKYVIEW HOTEL COMPANY LTD	Ab 0200605822 ContBCA 1984Ja20	1972Ja07 2005Fe09
ROCKYVIEW CONTRACTING	Ab CRY156095 Trade_Name	1988Ma13
ROCKY VIEW AUTO WRECKERS	Ab CAL013507 Partnrship	1961Ma29
ROCKY VIEW UTILITY CORP	Ab 0209031483 New_Name 1-9Drs Nu2003Se19	2000Oc25 2004Oc12
ROCKY VIEW MOTORS LTD	Ab 0208174052 Start 1-7Drs	1999Fe04 2005A102
ROCKY RIPPER VACATION TOURS INDUS	Ab TN10527422 Trade_Name Commence	2003Jn18 Nu2001Ma31
ROCKY VIEW ROOFING MARKETING OF ROOFING	Ab TN11039583 Trade_Name	2004A122 Commence
ROCKY VIEW MOTORS AIRDRIE T4B 2E9	Ab TN6793285 Trade_Name	1996Ja02
ROCKYVIEW HAIR SALON HAIRDRESSING	Ab TN9682899 Trade_Name Commence	2002Ja08 Nu2001Ja08

LATEST NUANS UPDATES - Canada 2005A104, Alberta 2005A111

CONTENTS OF THIS REPORT ARE DEPENDENT ON THE INPUT PARAMETERS
SELECTED BY THE USER. PENDING APPLICATIONS ARE UPDATED WHERE NECESSARY
AT ADVERTISEMENT AND REGISTRATION. TYPICALLY THERE IS A 6 WEEK LAPSE
BETWEEN FILING & AVAILABILITY FOR SEARCH. ERRORS/OMISSIONS SHOULD BE
REPORTED TO THE TRADE MARKS OFFICE BY TELEPHONING (819) 994-9614.

? ROCKYVIEW

*

VICROC; 394952 TMA 217159 39,7,6,37.Tout equipement servant au
1976Fe24 1976No19 forage a percution: trepans (bits),
acc> VICROC INC.

*

OKIVIEW 873825 TMA 520295 9,42.Computer software to control
1998Mr31 1999De06 peripherals from a personal computer >
OKI ELECTRIC INDUSTRY

*

ROCKY VIEW WATER CO-OP LTD. ; 39,11,32,Treatment, shipment and sale of
Aband40-3 727360- potable water via pipelines.
Prop.use 1993A128 ROCKY VIEW WATER CO-OP

*

ROCK YOUR WORLD 1145663 3,11,5,1.Bath and shower products; namely, bath
Prop.use 2002J103 Allowed and shower gel, bubble bath>
BELAE BRANDS, INC.

*

CHIMNEY ROCK 1219365 36,35,42,31,Raising and feeding of cattle;
Use-2001Oc 2004Jn07 Allowed veterinary services; venture capita>
CHIMNEY ROCK CAPITAL C

*

ROCKY'S EAZY ROLLER 456834 TMA 260804 22,28,20,6.Rollers for removing,
1980J129 1981J110 replacing, and storing swimming pool
covers. ROCKY'S REEL SYSTEMS I

*

ROC-MINER;; 469172 TMA 283821 7,41,19.Mining machinery, tunnel
1981A130 1983Se30 driving machines and parts thereof.
VOEST-ALPINE BERGTECHN

*

ROCKY IV 554777 TMA 335786 41,9;Motion pictures.
Use-1985No 1985De23 1987De31 Motion picture e> UNITED ARTISTS CORPOR

*

CLIFF HANGERS ROCK CLIMBING 41,16,42,25.Souvenirs namely shirts, hats, mugs,
1002699 TMA 540650 drinking glasses, sweatshirts>
Use-1998Au01 1999Ja22 2001Fe01 IPCO ENTERPRISES INC.,

*

VIROC 1005759 TMA 539209 37,19,20.Panneaux de particules de
1999Fe17 2001Ja05 bois lie au ciment; materiaux de
constru> VIROC PORTUGAL - INDUS

*

BIRD ROCKS & SEASCAPE; 31.Fresh citrus fruits.
158690 TMDA 55771
SpecifMark 1932Au22 1932No22 THE VILLA PARK ORCHARD

*

FISROCKEY ORANGE 981757 PBRA 99-758 31
Denominatn 1999A114 Granted FLORFIS AG

*

WE WILL ROCK YOU ; 1211272 41,9,16,42.Scientific, nautical, surveying,
Prop.use 2004Mr19 Searched electric, photographic, cinematog>
QUEEN PRODUCTIONS LIMI

LE CONTENU DE CE RAPPORT DE MARQUE DE COMMERCE EST DEPENDANT DES PARAMETRES DES DONNEES CHOISIS PAR L'UTILISATEUR. LES DEMANDES EN SUSPENS SONT MISES-A-JOUR LORSQUE NECESSAIRE, LORS DE L'ANNONCE ET DE L'ENREGISTREMENT. TYPIQUEMENT, IL Y A UN DELAI DE 6 SEMAINES ENTRE LE DEPOT ET LA DISPONIBILITE POUR FIN DE RECHERCHE. TOUTES ERREURS /OMISSIONS DOIVENT-ETRE RAPPORTEES AU BUREAU DES MARQUES DE COMMERCE EN TELEPHONANT A (819) 994-9614.

? ROCKYVIEW

*

CHIMNEY ROCK ; 1219456 36,35,42,31,Raising and feeding of cattle;
Use-2001Oc 2004Jn07 Searched veterinary services; venture capita>
CHIMNEY ROCK CAPITAL C

*

ROCK YOUR SENSES 1235728 3,2.Hair care preparations, hair colorants, and
Prop.use 2004No01 Advertised body washes. THE PROCTER & GAMBLE C

*

SHARP ROCK VINEYARD 892665 42,31,33,Operation of a vineyard to produce
Prop.use 1998Oc15 Allowed grapes for making wine.
VINCOR INTERNATIONAL I

*

ROCK-EVAL 418833 TMA 235319 42,9,35,1.Appareils et instruments
1977De12 1979Au24 scientifiques, nommement: appareils
analy> INSTITUT FRANCAIS DU P

*

ROCKABERRY 573669 TMA 334717 33,21.Wine cooler.
1986No24 1987No27 VINCOR INTERNATIONAL I

*

YELLOW ROCK 707529 TMA 427814 9,16,25,20.Wall plaques, cartoon
1992Jn19 1994Ma27 carricatures, t-shirts with cartoon
carricat> SMILING PEN LIMITED,

*

KEYVIEW 750175 TMA 443349 9,16,42.Computer software which permits
Use-1993Jn15 1994Mr23 1995Ma26 computer text files to be printed,>
VERITY, INC.

*

TOTAL ROCK DRILLING TECHNOLOGY ATLAS COP 37,7;Rock drilling machines and
755723 TMA 478072 mining machines.
1994Ma30 1997Jn19 Maintenance, ser> ATLAS COPCO AKTIEBOLA

*

ROCK HAVEN 791988 TMA 500226 20.Beds, mattresses, box springs,
1995Se07 1998Se08 upholstered furniture.
BEDFORD FURNITURE INDU

*

ROCKY PAVERS 1169940 19.Paving stones
Prop.use 2003Mr07 Searched H.O. CONCRETE SUPPLIES

*

LAKESIDE AT ROCKY CREST 42,41,28,36,Operation and management of a golf course
Formalized 1244679 and golf club; the opera>
Prop.use 2005Ja25 CLUBLINK CORPORATION

*

ROCK N ROLLER 1248031 19,7.An apparatus, namely a stamp, for forming
Prop.use 2005Fe22 Formalized decorative concrete stru>
ROCK N ROLLER, LLC

TM Update 2005A105 ApplNo 1252500 Filed 2005Mr31

TERMS AND CONDITIONS

Definitions:
'Customer' refers to a person, firm or other entity who receives a NUANS Report directly or indirectly from HP pursuant to a written agreement with HP, or who relies on such Report without the benefit of any written agreement with HP.

"HP" shall at all times refer to Hewlett-Packard (Canada) Co.

(a) There are no representations or warranties, expressed or implied, oral or written, in fact or by operation of law or otherwise, except as herein expressly stated. In no event shall HP be liable for any indirect, special or consequential damages for any reason whatsoever including any damages arising out of Customer's access to or use of services, data or reports provided under the Agreement between the Customer and HP, including responsibility or liability resulting from the inaccuracy and/or omissions of NUANS Reports or NUANS Database Pre-Searches.

(b) HP'S liability for direct damages resulting from HP'S negligence or breach of contract in the execution of services (including delivery of data and reports) under its Agreement with the Customer shall be limited to the total charge for the services giving rise to the loss or damage.

(c) Where a Customer is required to re-order a NUANS Report because the Customer did not receive the first report or because of a demonstrable omission or inaccuracy therein, HP'S sole liability in the case of non-receipt by Customer shall be to waive all charges with respect thereto, provided that in all such cases HP shall not be liable for any failure in the case of an Act of God, riots, insurrection, or any other event beyond HP'S direct control, and provided in all cases that the Customer provide HP with satisfactory evidence of one of the above-mentioned failures within fifteen (15) days of the alleged date of such failure.

(d) The Customer agrees to indemnify HP and to hold it harmless from any loss or liability to the Customer, or to any third parties for any injuries or damages not caused by HP'S negligence which result from the Customer's access to or use of any such report or data and operation of any machines in the control of HP, from the Customer's use of HP'S premises or premises which HP is authorized to use, or from any error or inaccuracy in the preparation and formulation of a request for a NUANS Report.

(e) The Customer acknowledges that HP is subject to certain time and other restrictions in compiling its data base for purposes of delivering a NUANS Report or a NUANS Database Pre-Search and the Customer shall so advise any third party to whom it disseminates such Report or Pre-Search. HP shall not be held liable by the Customer or by any third party for the failure of a NUANS Report or a NUANS Database Pre-Search to disclose any name with prior rights. HP expressly excludes all liability and damages resulting from the inaccuracy or incompleteness of, or omissions from, any NUANS Report.

CONDITIONS GÉNÉRALES

Définitions:
On entend par 'client' une personne, une entreprise ou toute autre entité qui reçoit directement ou indirectement de HP un rapport NUANS en conformité avec une entente écrite avec HP, ou qui compte sur un tel rapport sans avoir conclu d'entente écrite avec HP.

Le terme "HP" fait toujours référence à Hewlett-Packard (Canada) Cie

(a) Sauf mention contraire dans le présent contrat, HP ne reconnaît aucune représentation ni garantie expresse ou implicite, verbale ou écrite, dans les faits ou par l'effet de la loi ou de toute autre disposition. HP ne peut en aucun cas être tenue responsable de dommages spéciaux, indirects ou accessoires, dont les dommages résultants de l'obtention ou de l'utilisation par le client des données, rapports ou services fournis en vertu des présentes, y compris toute responsabilité découlant d'inexactitudes ou d'omissions dans les rapports NUANS ou dans les rapports de recherche préliminaire NUANS.

(b) La responsabilité de HP pour tout dommage direct résultant de la négligence de HP ou de la violation du contrat dans l'exécution des services (y compris la fourniture de données et de rapports) en vertu des présentes sera limitée au montant total des frais exigés pour les services qui ont donné lieu à la perte ou au dommage.

(c) Si le client est obligé de redemander un rapport NUANS parce que HP a omis de produire le premier rapport selon ses obligations, la seule responsabilité de HP consistera à renoncer à tous les frais associés à cette demande, à condition que HP soit exemptée de toute responsabilité si le manquement est dû à un cas de force majeure, à des émeutes, à des insurrections ou à toute autre cause indépendante de la volonté de HP; par ailleurs, le client sera aussi tenu de fournir à HP des pièces justificatives satisfaisantes d'un tel manquement dans un délai de quinze (15) jours suivant la date prétendue de chaque manquement.

(d) Le Client convient d'indemniser HP et de le dégager de toute responsabilité découlant d'une perte ou d'une obligation pour le client ou une tierce partie en raison de blessures ou de dommages qui ne résultent pas de la négligence de HP, mais plutôt du fait que le client a obtenu et utilisé le rapport ou les données et a fait fonctionné de l'équipement sous le contrôle de HP, qu'il a utilisé les locaux de HP ou des locaux que HP est autorisée à utiliser, ou qu'une erreur ou une inexactitude s'est glissée dans la préparation ou la formulation d'une demande de rapport NUANS.

(e) Le client reconnaît que HP est soumise à certaines restrictions liées au temps et à d'autres facteurs lorsqu'elle compile sa base de données en vue de produire un rapport NUANS ou un rapport de recherche préliminaire NUANS et il devra donc en prévenir toute tierce partie à qui il transmet le rapport NUANS ou le rapport de recherche préliminaire NUANS. HP ne peut être tenue responsable par le client ou toute tierce partie en cas d'omission de divulgation dans le rapport NUANS ou le rapport de recherche préliminaire NUANS de toute dénomination et remarque de commerce avec droit prioritaire. HP décline expressément toute responsabilité découlant d'inexactitudes ou d'omissions dans le rapport NUANS.

CORPORATE ACCESS NUMBER: 2011639248

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

INCORPORATION

1163924 ALBERTA INC.
WAS INCORPORATED IN ALBERTA ON 2005/04/12.


REGISTRAR OF
CORPORATIONS

Incorporate Alberta Corporation - Registration Statement

Service Request Number:	7185312
Alberta Corporation Type:	Numbered Alberta Corporation
Legal Entity Name:	1163924 ALBERTA INC.
French Equivalent Name:	
Nuans Number:	
Nuans Date:	
French Nuans Number:	
French Nuans Date:	

REGISTERED ADDRESS

Street:	3400, 150 - 6TH AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3Y7

RECORDS ADDRESS

Street:	3400, 150 - 6TH AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3Y7

ADDRESS FOR SERVICE BY MAIL

Post Office Box:
City:
Province:
Postal Code:
Internet Mail ID:

Share Structure:	SEE ATTACHED "SHARE STRUCTURE".
Share Transfers Restrictions:	NONE.
Number of Directors:	
Min Number Of Directors:	1
Max Number Of Directors:	15
Business Restricted To:	NONE.

Business Restricted From: NONE.

Other Provisions: SEE ATTACHED "OTHER RULES OR PROVISIONS".

Professional Endorsement Provided:
Future Dating Required:
Registration Date: 2005/04/12

Director

Last Name: MACDONALD
First Name: ALAN
Middle Name:
Street/Box Number: 2100, 144 - 4TH AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 3N4
Country:
Resident Canadian: Y

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2005/04/12
Other Rules or Provisions	ELECTRONIC	2005/04/12

Registration Authorized By: JAMES D. THOMSON
INCORPORATOR

SHARE STRUCTURE
OF
1163924 ALBERTA INC.
(the "Corporation")

The Corporation is authorized to issue an unlimited number of shares, designated as Common Shares and an unlimited number of shares, designated as Preferred Shares.

1. Common Shares

There shall be attached to the Common Shares the following rights, privileges, restrictions and conditions, namely:

1.1 The holders thereof shall have the right to vote at any meeting of shareholders of the Corporation;

1.2 The holders thereof shall have the right to receive any dividend declared by the Corporation; and

1.3 The holders thereof shall have the right to receive the remaining property of the Corporation on its dissolution, liquidation, winding up or other distribution of its assets or property among its shareholders for the purpose of winding up its affairs.

The foregoing rights, privileges, restrictions and conditions are subject to the rights, privileges, restrictions and conditions attaching to any other class of shares now or hereafter created and expressed to rank in priority to the Common Shares.

2. Preferred Shares

There shall be attached to the Preferred Shares the following rights, privileges, restrictions and conditions, namely:

2.1 The Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the directors of the Corporation, who shall also determine by resolution passed before the issue of any Preferred Shares of each series the designation of the shares of such series and the rights, privileges, restrictions and conditions attaching thereto, including but without limiting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, conversion privileges, if any, and the conditions thereof, the redemption or purchase price and the terms and conditions of any redemption or purchase of such shares, if subject to redemption or purchase for cancellation, the terms

and conditions of any sinking fund or purchase fund, the amount or amounts to be paid on such shares upon any distribution of assets of the Corporation among its shareholders in the event of its liquidation, dissolution or winding-up, voting rights, if any, and restrictions, if any, respecting the payment of dividends on and the redemption and purchase of any shares ranking junior to the Preferred Shares.

2.2 The Preferred Shares of any series may be made subject to redemption or purchase for cancellation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the shares of that series, as determined before the issue thereof by resolution of the directors of the Corporation, provided that no such shares may be redeemed or purchased for cancellation at prices exceeding the redemption price stated in or calculated according to a formula stated in the terms of issue thereof.

2.3 The Preferred Shares shall be entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares with respect to payment of dividends and return of capital and the Preferred Shares of each series may also be given such other preferences over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares as may be determined before the issue thereof as hereinbefore provided.

2.4 The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and return of capital.

2.5 If any cumulative dividends or amounts payable on return of capital in respect of a series of Preferred Shares are not paid in full, the shares of all series of the same class shall participate rateably in respect of accumulated dividends and return of capital.

2.6 The holders of the Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at such meeting, except as provided in the Business Corporations Act or in the rights, privileges, restrictions and conditions attached to the Preferred Shares of any series before the issue thereof as hereinbefore provided.

2.7 The holders of the Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase any issue or part of any issue of shares of

the Corporation whether now or hereafter authorized.

OTHER RULES OR PROVISIONS
OF
1163924 ALBERTA INC.
(the "Corporation")

1. The directors may, between annual meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

Articles Of Incorporation

Business Corporations Act
Section 6

1. **Name of Corporation**

1163924 ALBERTA INC.

2. **The classes of shares, and any maximum number of shares that the corporation is authorized to issue:**

See attached "Share Structure".

3. **Restrictions on share transfers** *(if any)*:

None.

4. **Number, or minimum and maximum number, of directors that the corporation may have:**

Minimum 1 - Maximum 15

5. **If the corporation is restricted FROM carrying on a certain business, or restricted TO carrying on a certain business, specify the restriction(s):**

None.

6. **Other rules or provisions** *(if any)*:

See attached "Other Rules or Provisions".

7. **Date authorized by Incorporators:** 2005 / 04 / 12
Year/ Month / Day

Incorporators



Name of Person Authorizing *(please print)*	Address: *(including postal code)*	Signature
James D. Thomson	3400, 150 - 6th Avenue SW Calgary, AB T2P 3Y7	[signature]

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Research and Program Support, Box 314, Edmonton, Alberta T5J 4L4, (780) 427-7013.

REG 3047 (2001-09)

SHARE STRUCTURE
OF
1163924 ALBERTA INC.
(the "Corporation")

The Corporation is authorized to issue an unlimited number of shares, designated as Common Shares and an unlimited number of shares, designated as Preferred Shares.

1. Common Shares

There shall be attached to the Common Shares the following rights, privileges, restrictions and conditions, namely:

1.1 The holders thereof shall have the right to vote at any meeting of shareholders of the Corporation;

1.2 The holders thereof shall have the right to receive any dividend declared by the Corporation; and

1.3 The holders thereof shall have the right to receive the remaining property of the Corporation on its dissolution, liquidation, winding up or other distribution of its assets or property among its shareholders for the purpose of winding up its affairs.

The foregoing rights, privileges, restrictions and conditions are subject to the rights, privileges, restrictions and conditions attaching to any other class of shares now or hereafter created and expressed to rank in priority to the Common Shares.

2. Preferred Shares

There shall be attached to the Preferred Shares the following rights, privileges, restrictions and conditions, namely:

2.1 The Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the directors of the Corporation, who shall also determine by resolution passed before the issue of any Preferred Shares of each series the designation of the shares of such series and the rights, privileges, restrictions and conditions attaching thereto, including but without limiting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, conversion privileges, if any, and the conditions thereof, the redemption or purchase price and the terms and conditions of any redemption or purchase of such shares, if subject to redemption or purchase for cancellation, the terms and conditions of any sinking fund or

purchase fund, the amount or amounts to be paid on such shares upon any distribution of assets of the Corporation among its shareholders in the event of its liquidation, dissolution or winding-up, voting rights, if any, and restrictions, if any, respecting the payment of dividends on and the redemption and purchase of any shares ranking junior to the Preferred Shares.

2.2 The Preferred Shares of any series may be made subject to redemption or purchase for cancellation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the shares of that series, as determined before the issue thereof by resolution of the directors of the Corporation, provided that no such shares may be redeemed or purchased for cancellation at prices exceeding the redemption price stated in or calculated according to a formula stated in the terms of issue thereof.

2.3 The Preferred Shares shall be entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares with respect to payment of dividends and return of capital and the Preferred Shares of each series may also be given such other preferences over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares as may be determined before the issue thereof as hereinbefore provided.

2.4 The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and return of capital.

2.5 If any cumulative dividends or amounts payable on return of capital in respect of a series of Preferred Shares are not paid in full, the shares of all series of the same class shall participate rateably in respect of accumulated dividends and return of capital.

2.6 The holders of the Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at such meeting, except as provided in the *Business Corporations Act* or in the rights, privileges, restrictions and conditions attached to the Preferred Shares of any series before the issue thereof as hereinbefore provided.

2.7 The holders of the Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase any issue or part of any issue of shares of the Corporation whether now or hereafter authorized.

OTHER RULES OR PROVISIONS
OF
1163924 ALBERTA INC.
(the "Corporation")

---

1. The directors may, between annual meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

GENERAL BY-LAW

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE AFFAIRS OF

ROCKYVIEW ENERGY INC.

(hereinafter called the "Corporation")

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DIVISION ONE
INTERPRETATION

1.01 In the by-laws of the Corporation, unless the context otherwise specifies or requires:

a. "Act" means the *Business Corporations Act* of Alberta, as from time to time amended and every statute that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefore in the new statute or statutes;

b. "appoint" includes "elect" and vice versa;

c. "articles" means the articles of incorporation or continuance of the Corporation, as from time to time amended or restated;

d. "board" means the board of directors of the Corporation;

e. "business day" means a day which is not a non-business day;

f. "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

g. "meeting of shareholders" includes an annual and a special meeting of shareholders;

h. "non-business day" means Saturday, Sunday and any other day that is a holiday as from time to time defined in *The Interpretation Act* of Alberta;

i. "Regulations" means the regulations under the Act as published or from time to time amended and every regulation that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefore in the new regulations;

j. "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by virtue of section 3.01 of this by-law or by a resolution passed pursuant thereto; and

k. "special meeting of shareholders" means a meeting of any particular class or classes of shareholders and a meeting of all shareholders entitled to vote at any annual meeting of shareholders at which special business is to be transacted.

Save as aforesaid, all terms which are contained in the by-laws of the Corporation and which are defined in the Act or the Regulations shall, unless the context otherwise specifies or requires, have the meanings given to such terms in the Act or the Regulations. Words importing the singular number include the plural and vice versa; the masculine shall include the feminine; and the word "person" shall include an individual, partnership, association, body corporate, body politic, trustee, executor, administrator and legal representative.

Headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

DIVISION TWO
BANKING AND SECURITIES

2.01 Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations or any other persons as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of power as the board may from time to time prescribe or authorize.

2.02 Voting Rights in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of such voting certificates or evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

DIVISION THREE
EXECUTION OF INSTRUMENTS

3.01 Authorized Signing Officers

Unless otherwise authorized by the board, deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two of the president, chairman of the board, managing director, any vice-president, any director, secretary,

treasurer, any assistant secretary or any assistant treasurer or any other officer created by by-law or by the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same, but no instrument is invalid merely because the corporate seal is not affixed thereto.

The signature or signatures of any person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all deeds, transfers, assignments, contracts, obligations, certificates and other instruments of the Corporation executed or issued by or on behalf of the Corporation and all deeds, transfers, assignments, contracts, obligations, certificates and other instruments of the Corporation on which the signature or signatures of any of the foregoing persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such deeds, transfers, assignments, contracts, obligations, certificates and other instruments of the Corporation.

3.02 Cheques, Drafts and Notes

All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or person or persons, whether or not officers of the Corporation, and in such manner as the board may from time to time designate by resolution.

DIVISION FOUR
DIRECTORS

4.01 Number

The board shall consist of such number of directors as is fixed by the articles, or where the articles specify a variable number, shall consist of such number of directors as is not less than the minimum nor more than the maximum number of directors provided in the articles and as shall be fixed from time to time by resolution of the shareholders.

4.02 Election and Term

Subject to the articles or a unanimous shareholder agreement, the election of directors shall take place at each annual meeting of shareholders and all of the directors then in office, unless elected for a longer period of time (not to exceed the close of the third (3rd) annual meeting of shareholders following election), shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall, subject to the articles or a unanimous shareholder agreement, be the number of directors then in office, or the number of directors whose terms of office expire at the meeting, as the case may be, except that, if cumulative voting is not required by the articles and the articles otherwise permit, the shareholders may resolve to elect some other number of directors. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. If the articles

provide for cumulative voting, each director elected by shareholders (but not directors elected or appointed by creditors or employees) ceases to hold office at the annual meeting and each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors he is entitled to vote for, and he may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. If he has voted for more than one candidate without specifying the distribution among such candidate, he shall be deemed to have divided his votes equally among the candidates for whom he voted.

4.03 Removal of Directors

Subject to the Act and the articles, the shareholders may by ordinary resolution passed at a special meeting remove any director from office, except a director elected by employees or creditors pursuant to the articles or a unanimous shareholder agreement, and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board. However, if the articles provide for cumulative voting, no director shall be removed pursuant to this section where the votes cast against the resolution for his removal would, if cumulatively voted at an election of the full board, be sufficient to elect one or more directors.

4.04 Consent

A person who is elected or appointed a director is not a director unless:

a. he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or

b. if he was not present at the meeting when he was elected or appointed:

   i. he consented in writing to act as a director before his election or appointment or within ten (10) days after it, or

   ii. he has acted as a director pursuant to the election or appointment.

4.05 Vacation of Office

A director of the Corporation ceases to hold office when:

a. he dies or resigns;

b. he is removed in accordance with section 109 of the Act; or

c. he becomes disqualified under subsection 105(1) of the Act.

4.06 Committee of Directors

The directors may appoint from among their number a managing director, who must be a resident Canadian, or a committee of directors, however designated, of which at least one-quarter of the members must be resident Canadians, and subject to section 115 of the Act may delegate to the managing director or such committee any of the powers of the directors. A committee may be comprised of one director.

4.07 Transaction of Business of Committee

Subject to the provisions of this by-law with respect to participation in a meeting, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all of the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Alberta and may be called by any one member of the committee giving notice in accordance with the by-laws governing the calling of meetings of the board.

4.08 Procedure

Unless otherwise determined herein or by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

4.09 Remuneration and Expenses

Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.10 Vacancies

Subject to the Act, a quorum of the board may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.11 Action by the Board

Subject to any unanimous shareholder agreement, the board shall manage or supervise the management of the business and affairs of the Corporation. Notwithstanding a vacancy among the directors, a quorum of directors may exercise all the powers of the directors. If the Corporation has only one director, that director may constitute a meeting.

DIVISION FIVE
MEETING OF DIRECTORS

5.01 Place of Meeting

Meetings of the board may be held at any place within or outside Alberta.

5.02 Notice of Meeting

Unless the board has made regulations otherwise, meetings of the board may be summoned on twenty-four (24) hours' notice, given verbally or in writing, and whether by means of telephone or telegraph, electronic means in accordance with the provisions of the *Electronic Transactions Act*, or any other means of communication. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

a. submit to the shareholders any question or matter requiring approval of the shareholders;

b. fill a vacancy among the directors or in the office of auditor;

c. appoint additional directors;

d. issue securities, except in the manner and on the terms authorized by the board;

e. declare dividends;

f. purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the board;

g. pay a commission for the sale of shares;

h. approve a management proxy circular;

i. approve any financial statements to be placed before the shareholders at an annual meeting; or

j. adopt, amend or repeal by-laws.

Provided, however, that a director may in any manner, and either before or after the meeting, waive notice of a meeting and attendance of a director at a meeting of the board shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

For the first meeting of the board to be held immediately following an election of directors no notice of such meeting shall be necessary, and for a meeting of the board at which a director is to be appointed to fill a vacancy in the board, no notice of such meeting shall be necessary to the newly elected or appointed director or directors in order to legally constitute the meeting, provided, in each case, that a quorum of the directors is present.

5.03 Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

5.04 Calling of the Meetings

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine. Should more than one of the above-named call a meeting at or for substantially the same time, there shall be only one meeting held and such meeting shall occur at the time and place determined by, in order of priority, the board, any two directors, the chairman, or the president.

5.05 Regular Meetings

The board may, from time to time, appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, and forthwith to each director subsequently elected or appointed, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.

5.06 Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

5.07 Quorum

Subject to the following section 5.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors holding office or such greater number of directors as the board may from time to time determine.

5.08 One-Quarter Canadian Representation at Meetings

Directors shall not transact business at a meeting of directors unless at least one-quarter of the directors present are resident Canadians. Notwithstanding the foregoing, directors may transact business at a meeting of directors when less than one-quarter of the directors present are resident Canadians if:

a. a resident Canadian director who is unable to be present approves in writing or by electronic means, telephone or other communications facilities the business transacted at the meeting; and

b. the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least one-quarter of the directors present at the meeting.

5.09 Voting

Questions arising at any meeting of the board shall be decided by a majority of votes, and in the event of any equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

5.10 Participation in Meeting

A director may participate in a meeting of the board or a committee of the board by electronic means, telephone, or other communication facilities as permit all persons participating in the meeting to hear or otherwise communicate with each other, and a director participating in such meeting by such means is deemed to be present at the meeting.

5.11 Resolution in Lieu of Meeting

Notwithstanding any of the foregoing provisions of this by-law, a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board or a committee of directors is as valid as if it had been passed at a meeting of the board or committee of directors, as the case may be. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

5.12 Amendments to the Act

It is hereby affirmed that the intention of sections 4.06, 5.08 and 7.03, as they relate to Canadian representation, is to comply with the minimum requirements of the Act and in the event that such minimum requirements shall be amended, deleted or replaced such that no, or lesser, requirements with respect to Canadian representation are then in force, such sections shall be deemed to be correspondingly amended, deleted or replaced without any further act of the directors or shareholders of the Corporation.

DIVISION SIX
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01 Conflict of Interest

A director or officer shall not be disqualified from his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation or a subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract or transaction or proposed contract or transaction at the time and in the manner provided by the Act. Subject to the provisions of the Act, a director or officer shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and it was fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction.

Even if the above conditions are not met, a director or officer acting honestly and in good faith shall not be accountable to the Corporation or to its shareholders for any profit realized from a material contract or material transaction for which disclosure is required by the Act, and such contract or transaction shall not be void or voidable by reason only of the director or officer's interest therein, provided that the material contract or material transaction was approved or confirmed by special resolution at a meeting of the shareholders, disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before such contract or transaction was approved or confirmed, and such contract or transaction was reasonable and fair to the Corporation at the time it was approved or confirmed.

6.02 Limitation of Liability

Every director and officer of the Corporation, in exercising his powers and discharging his duties, shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer, for the time being of the Corporation, shall be liable for the acts, neglects or defaults of any other director or officer or employee or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting for any dealings with any moneys, securities or other assets belonging to the Corporation or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the Regulations thereunder or from liability for any breach thereof. The directors, for the time being of the Corporation, shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.

No act or proceeding of any director or officer or the board shall be deemed invalid or ineffective by reason of the subsequent ascertainment of any irregularity in regard to such act or proceeding or the election, appointment or qualification of such director or officer or board.

6.03 Indemnity

Subject to section 124 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

a. the acted honestly and in good faith with a view to the best interests of the Corporation; and

b. in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation shall also indemnify such persons in such other circumstances as the Act permits or requires. Nothing herein contained shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this section 6.03.

6.04 Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in section 6.03 against any liability incurred by him:

a. in his capacity as a director or officer of the Corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation; or

b. in his capacity as a director or officer of the another body corporate where he acts or acted in that capacity at the Corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

DIVISION SEVEN
OFFICERS

7.01 Election or Appointment

Subject to any unanimous shareholder agreement, the board may, from time to time, appoint a chairman of the board, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Except for a managing director and a chairman of the board who must be directors, an officer may, but need not be, a director and one person may hold more than one office.

7.02 Chairman of the Board

The chairman of the board shall, when present, preside at all meetings of the board, committees of directors and at all meetings of shareholders.

If no managing director is appointed, the board may assign to the chairman of the board any of the powers and duties that, by any provision of this by-law, are assigned to the managing director; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

7.03 Managing Director

The managing director, if any, shall be a resident Canadian and shall have, subject to the authority of the board, general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.

7.04 President

The president shall, subject to the authority of the board and the managing director, if any, have such powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office; provided, however, that unless he is a director he shall not preside as chairman at any meeting of the board or of a committee of directors.

7.05 Vice-President

During the absence or disability of the president, his duties shall be performed and his powers exercised by the vice-president or, if there is more than one, by the vice-president designated from time to time by the board or the president; provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of the board or of a committee of directors. A vice-president shall have such other powers and duties as the board or the president may prescribe.

7.06 Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of directors and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer, if any, may specify.

7.07 Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions and he shall have such other powers and duties as the board or chief executive officer, if any, or the president may specify.

7.08 General Manager or Manager

If elected or appointed, the general manager shall have, subject to the authority of the board, the managing director, if any, the chief executive officer, if any, and the president, full power to manage and direct the business and affairs of the Corporation (except such matters and duties as by law must be transacted or performed by the board and/or by the shareholders) and to employ and discharge agents and employees of the Corporation and may delegate to him or them any lesser authority. A general manager or manager shall conform to all lawful orders given to him by the board and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by a general manager or manager shall be subject to discharge by the board.

7.09 Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board, the managing director, if any, or the chief executive officer, if any, or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer, if any, or the president otherwise directs.

7.10 Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

7.11 Vacancies

If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board, by resolution, may appoint a person to fill such vacancy.

7.12 Remuneration and Removal

The remuneration of all officers appointed by the board shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined. All officers shall be subject to removal by resolution of the board at any time, with or without cause, notwithstanding any agreement to the contrary, provided however that this right of removal shall not limit in any way such officer's right to damages by virtue of such agreement or any other rights resulting from such removal in law or equity.

7.13 Agents and Attorneys

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

7.14 Conflict of Interest

An officer shall disclose his interest in any material contract or material transaction or proposed material contract or proposed material transaction with the Corporation in accordance with section 6.01.

7.15 Fidelity Bonds

The board may require such officers, employees and agent of the Corporation, as the board deems advisable, to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the board may from time to time determine.

DIVISION EIGHT
SHAREHOLDERS' MEETINGS

8.01 Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held at such time and on such day in each year and at such place or places as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors if required by the Act or the articles, and for the transaction of such other business as may properly be brought before the meeting.

8.02 Special Meetings

The board shall have the power to call a special meeting of shareholders at any time.

8.03 Place of Meetings

Meetings of shareholders shall be held as provided for in the articles, or failing any reference in the articles, at such place in Alberta as the board may determine. Subject to the Act, if the directors or the shareholders of the Corporation call a meeting of shareholders, the directors or the shareholders, as the case may be, may determine that the meeting shall be held entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.04 Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty (50) days and not less than twenty-one (21) days, as a record date for the determination of shareholders entitled to notice of or to vote at the meeting. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of or to vote at the meeting shall be the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

8.05 Notice of Meeting

Notice of the time and place of each meeting of shareholders shall be sent not less than twenty-one (21) days and not more than fifty (50) days before the meeting to each shareholder entitled to vote at the meeting, each director and the auditor of the Corporation. Such notice may be sent by electronic means in accordance with the *Electronic Transactions Act*, or by mail addressed to, or may be delivered personally to, the shareholder, at his latest address as shown in the records of the Corporation or its transfer agent, to the director, at his latest address as shown in the records of the Corporation or in the last notice filed pursuant to section 106 or 113 of the Act, or to the auditor, at his most recent address as shown in the records of the Corporation. A notice of meeting of shareholders sent by mail to a shareholder, director or auditor in accordance with the above is deemed to be served on the day on which it was deposited in the mail. A notice of a meeting is not required to be sent to shareholders who are not registered on the records of the Corporation or its transfer agent on the record date as determined according to section 8.04 hereof. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the

meeting. A special meeting and an annual meeting may be convened by one and the same notice and it shall not be an objection to the notice that it only convenes the second meeting contingently on any resolution being passed by the requisite majority at the first meeting.

8.06 Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in section 8.07 hereof, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except to the extent that such person has transferred any of his shares after the record date set pursuant to section 8.04 hereof, or, if no record date is fixed, after the date on which the list referred to in section 8.07 is prepared, and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than ten (10) days before the meeting that his name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the close of business on the record date, or if no record date is set, at the close of business on the date preceding the date notice is sent, is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

8.07 List of Shareholders Entitled to Notice

The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order, and showing the number of shares held by each shareholder in accordance with section 137 of the Act. If a record date for the meeting is fixed pursuant to section 8.04 hereof by the board, the shareholders listed shall be those registered at the close of business on the record date. If no record date is fixed by the board, the shareholders listed shall be those listed at the close of business on the last business day immediately preceding the day on which notice of a meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained and at the place where the meeting is held.

8.08 Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

a. if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and

b. if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held.

At such meetings any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to a meeting being held at such place.

8.09 Waiver of Notice

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

8.10 Chairman, Secretary and Scrutineers

The chairman of the board or, in his absence, the president, if such an officer has been elected or appointed and is present, or otherwise a vice-president who is a shareholder of the Corporation, shall be chairman of any meeting of shareholders. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, or declines to be chairman of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

8.11 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

8.12 Quorum

A quorum at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or by any other by-law) shall be persons present not being less than two (2) in number and holding or representing not less than five (5%) per cent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

8.13 Participation in Meeting

A shareholder or any other person entitled to attend a meeting may participate in a meeting of shareholders by electronic means, telephone or other communication facilities as permit all persons participating in the meeting to hear or otherwise communicate with each other, and a person participating in such a meeting by such means is deemed to be present at the meeting. Subject to the Act, any person participating in a meeting pursuant to this section and entitled to vote at the meeting may vote by electronic means, telephone or other communication facility that the Corporation has made available for that purpose.

8.14 Proxyholders and Representatives

Votes at meetings of the shareholders may be given either personally or by proxy; or, in the case of a shareholder, who is a body corporate or association, by an individual authorized by a resolution of the board or governing body of the body corporate or association to represent it at a meeting of shareholders of the Corporation, upon producing a certified copy of such resolution or otherwise establishing his authority to vote to the satisfaction of the secretary or the chairman.

A proxy shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and is valid only at the meeting in respect of which it is given or any adjournment of that meeting. A person appointed by proxy need not be a shareholder.

8.15 Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

8.16 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholder may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

8.17 Votes to Govern

Except as otherwise required by the Act, all questions proposed for the consideration of shareholders at a meeting of shareholders shall be determined by a majority of the votes cast and in the event of an equality of votes at any meeting of shareholders, the chairman shall have a second or casting vote.

8.18 Conduct of Vote

Subject to the Act, voting at a meeting of shareholders shall be by a show of hands, unless a ballot is required or demanded as hereinafter provided, and may be held, subject to the Act, entirely by electronic means, telephone or other communication facility, if the corporation makes such a communication facility available. Every person who is present or otherwise participating in the meeting pursuant to section 8.13 hereof and entitled to vote shall have one vote. Whenever a vote shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of shareholders upon the said question.

8.19 Ballots

On any question proposed for consideration at a meeting of shareholders, a shareholder, proxyholder or other person entitled to vote may demand and the chairman may require that a ballot be taken either before or upon the declaration of the result of any vote. If a ballot is demanded on the election of a chairman or on the question of an adjournment it shall be taken forthwith without an adjournment. A ballot demanded or required on any other question shall be taken in such manner as the chairman shall direct. A demand or requirement for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares that he is entitled to vote at the meeting upon the question, to the number of votes as provided for by the articles or, in the absence of such provision in the articles, to one vote for each share he is entitled to vote. The result of the ballot so taken shall be the decision of the shareholders upon the question. The demand or requirement for a ballot shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the ballot has been demanded or required.

8.20 Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given in the same manner as notice for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) day, subsection 149(1) of the Act does not apply.

8.21 Resolution in Lieu of a Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required to be dealt with at a meeting of shareholders and signed by all the shareholders entitled to vote at such meeting, satisfies all the requirements of the Act relating to meetings of shareholders. A copy of every such resolution in writing shall be kept with minutes of the meetings of shareholders. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

8.22 Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

DIVISION NINE
SHARES

9.01 Non-Recognition of Trusts

Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

9.02 Certificates

The shareholder is entitled at his option to a share certificate that complies with the Act or a non-transferable written acknowledgement of his right to obtain a share certificate from the Corporation in respect of the securities of the Corporation held by him. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as described by the Act and as the board shall from time to time approve. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on the share certificate may be printed or otherwise mechanically reproduced on it.

9.03 Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issuance of a new share certificate or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04 Joint Holders

The Corporation is not required to issue more than one share certificate in respect of a share held jointly by several persons, and delivery of a certificate to one of several joint holders is sufficient delivery to all. Any one of such holders may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such certificate.

DIVISION TEN
TRANSFER OF SECURITIES

10.01 Registration of Transfer

If a share in registered form is presented for registration of transfer, the Corporation shall register the transfer if:

a. the share is endorsed by an appropriate person, as defined in section 64 of the Act;

b. reasonable assurance is given that the endorsement is genuine and effective;

c. the Corporation has no duty to enquire into adverse claims or has discharged any such duty;

d. any applicable law relating to the collection of taxes has been complied with;

e. the transfer is rightful or is to a bona fide purchaser; and

f. the transfer fee, if any, has been paid.

10.02 Transfer Agents and Registrar

The board may from time to time by resolution appoint or remove one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers, and an agent or agents to maintain a branch securities register or registers. Agents so appointed may be designated as transfer agent or registrar according to their functions, and a person may be appointed and designated with functions as both registrar and transfer or branch transfer agent. Registration of the issuance or transfer of a security in the central securities register or in a branch securities register is complete and valid registration for all purposes.

10.03 Securities Registers

A central securities register of the Corporation shall be kept at its registered office or at any other place in Alberta designated by the board to record the shares and other securities issued by the Corporation in registered form, showing with respect to each class or series of shares and other securities:

a. the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

b. the number of shares or other securities held by each holder; and

c. the date and particulars of the issuance and transfer of each share or other security.

A branch securities register or registers may be kept either in or outside Alberta at such place or places as the board may determine. A branch securities register shall only contain particulars of securities issued or transferred at that branch. Particulars of each issue or transfer of a security registered in a branch securities register shall also be kept in the corresponding central securities register.

10.04 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

DIVISION ELEVEN
DIVIDENDS AND RIGHTS

11.01 Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully-paid shares of the Corporation.

11.02 Dividend Cheques

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and shall be mailed by prepaid ordinary mail to such registered holder at his address recorded in the Corporation's securities

register or registers or such address as such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

11.03 Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

11.04 Unclaimed Dividends

No dividend shall bear interest against the Corporation. Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

11.05 Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than fifty (50) days the date for the payment of any dividend, as a record date for the determination of the persons entitled to receive payment of such dividend, provided that, unless waived as provided for in the Act, notice of any such record date is given, not less than seven (7) days before such record date, by newspaper advertisement in the manner provided in the Act and by written notice to each stock exchange in Canada, if any, on which the Corporation's shares are listed for trading. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend shall be at the close of business on the day on which the resolution relating to such dividend is passed by the board.

DIVISION TWELVE
INFORMATION AVAILABLE TO SHAREHOLDERS

12.01 Confidential Information

Except as provided by the Act, no shareholders shall be entitled to obtain information respecting any details or conduct of the Corporation's business which, in the opinion of the directors, it would be inexpedient in the interests of the Corporation to communicate to the public.

12.02 Conditions of Access to Information

The directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholders shall have any right to inspect any document or book or register or account record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

12.03 Registered Office and Separate Records Office

The registered office of the Corporation shall be at a place within Alberta and at such location therein as the board may from time to time determine. The records office will be at the registered office or at such location, if any, within Alberta, as the board may from time to time determine.

DIVISION THIRTEEN NOTICES

13.01 Method of Giving Notices

A notice or document required by the Act, the Regulations, the articles or the by-laws to be sent to a shareholders or director of the Corporation may be sent by electronic means in accordance with the provisions of the *Electronic Transactions Act*, or by prepaid mail addressed to, or may be delivered personally to:

a. the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

b. the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113.

A notice or document sent by mail in accordance with the foregoing to a shareholders or director of the Corporation is deemed to be received by him at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholders or director did not receive the notice or document at the time or at all.

13.02 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

13.03 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholders from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.04 Non-Receipt of Notices

If a notice or document is sent to a shareholder in accordance with section 13.01 and the notice or document is returned on two (2) consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notice or documents to the shareholder until the shareholder informs the Corporation in writing of his new address; provided always, that in the event of the return of a notice of a shareholders meeting mailed to a shareholder in accordance with section 13.01

the notice shall be deemed to be received by the shareholder on the date deposited in the mail notwithstanding its return.

13.05 Omissions and Errors

Subject to the Act, the accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06 Signature on Notices

Unless otherwise specifically provided, the signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

13.07 Waiver of Notice

If a notice or document is required by the Act or the Regulations, the articles, the by-laws or otherwise to be sent, the sending of the notice or document may be waived or the time for the notice or document may be waived or abridged at any time with the consent in writing of the person entitled to receive it. The consent of a person entitled to waive the requirement for the sending of a notice or document or to waive or abridge the time for the notice or the document may be sent by electronic means in accordance with the provisions of the *Electronic Transactions Act.*

DIVISION FOURTEEN
MISCELLANEOUS

14.01 Directors to Require Surrender of Share Certificates

The directors in office when a Certificate of Continuance is issued under the Act are hereby authorized to require the shareholders of the Corporation to surrender their share certificate(s), or such of their share certificates as the directors may determine, for the purpose of cancelling the share certificates and replacing them with new share certificates that comply with section 48 of the Act, in particular, replacing existing share certificate with share certificates that are not negotiable securities under the Act. The directors in office shall act by resolution under this section 14.01 and shall in their discretion decide the manner in which they shall require the surrender of existing share certificates and the time within which the shareholders must comply with the requirement and the form or forms of the share certificates to be issued in place of the existing share certificates. The directors may take such proceedings as they deem necessary to compel any shareholder to comply with a requirement to surrender his share certificate or certificates pursuant to this section. Notwithstanding any other provision of this by-law, but subject to the Act, the director may refuse to register the transfer of shares represented by a share certificate that has not been surrendered pursuant to a requirement under this section.

14.02 Financial Assistance to Shareholders, Employees and Others

The Corporation may give financial assistance by means of a loan, guarantee or otherwise to any person for any purpose in accordance with the provisions of the Act and the Regulations including, without limitation, the disclosure requirements specified therein.

14.03 Severability

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

MADE by the Board the 12th day of April 2005.



Alan MacDonald
Vice-President, Finance

CONFIRMED by the Shareholders in accordance with the *Business Corporations Act* (Alberta), the 12th day of April 2005.



Alan MacDonald
Vice-President, Finance